EQUITY BANCSHARES, INC.

7701 East Kellogg Drive, Suite 300

Wichita, Kansas 67207

August 25, 2022

VIA EDGAR

Tonya K. Aldave

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equity Bancshares, Inc.

Registration Statement on Form S-3

File No. 333-267025

Request for Acceleration of Effectiveness

Dear Ms. Aldave:

Reference is made to the Registration Statement on Form S-3 (File No. 333-267025) (the “Registration Statement”) filed by Equity Bancshares, Inc. (the “Company”) with the Securities and Exchange Commission on August 23, 2022.

The Company hereby requests that the Registration Statement be made effective at 12:00 p.m., Eastern Time, on August 29, 2022, or as soon as practicable thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 or mike.keeley@nortonrosefulbright.com with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully, EQUITY BANCSHARES, INC.

By:	/s/ Eric R. Newell
Name:	Eric R. Newell
Title:	Executive Vice President and Chief Financial Officer

cc:	Michael G. Keeley, Norton Rose Fulbright US LLP